UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Convocation and Results of Extraordinary General Meeting of Shareholders of PicoCELA Inc.

In accordance with the rules and regulations of the Companies Act of Japan (the “Companies Act”), PicoCELA Inc. (the “Company”) made public a notice and provided accompanying information, including voting instructions, on its website on September 15, 2026, and sent the same to all holders of its common shares, Class A preferred shares, and American Depositary Shares on September 15, 2026, with respect to its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) which was subsequently held in Tokyo, Japan on September 30, 2026 at 10:00 a.m., Japan Standard Time. The Extraordinary General Meeting was held for the following purposes, which purposes are more fully described in the Convocation Notice attached hereto as Exhibit 99.1:

Matters to be Resolved:

Proposal 1	Transfer Certain Amount of Share Capital and Legal Surplus to Additional Paid In Capital

Proposal 2	Offsetting Certain Amount of Accumulated Deficit against Additional Paid In Capital

Proposal 3	Partial Amendment to the Articles of Incorporation

Proposal 4	Election of Two Directors Who Are Not Members of Audit and Supervisory Committee

Proposal 5	Election of Two Directors Who Are Members of Audit and Supervisory Committee

The notice of convocation furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

A total of 28,854,866 votes, representing approximately 97.44% of the votes as of July 31, 2026, the record date for the Extraordinary General Meeting was present in person or by proxy at the Extraordinary General Meeting.

At the Extraordinary General Meeting, the shareholders of the Company approved and adopted all proposals as originally proposed.

The voting results of the Extraordinary General Meeting were as follows:

Proposal	For	Against	Abstain
Proposal 1	28,851,799	2,846	221
Proposal 2	28,852,041	2,607	218
Proposal 3	28,807,851	46,794	221
Proposal 4 - Candidate 1) Hideaki Horikiri	28,808,145	46,503	218
Proposal 4 - Candidate 2) Richard T. Vuu	28,852,013	2,635	218
Proposal 5 - Candidate 1) Lim Kien Leong	28,814,659	39,989	218
Proposal 5 - Candidate 2) Tommy Wang	28,814,659	39,989	218

A copy of the English translation of the amended articles of incorporation is furnished in this report as Exhibit 3.1.

Departure and Appointment of the Company’s Directors

Reference is made to the report on Form 6-K dated July 14, 2026, announcing the resignation of Mr. Toshihito Kanai, effective June 30, 2026. On September 9, 2026, Ms. Mutsuko Oba, the Company’s independent director and member of the audit and supervisory committee, announced her resignation, effective September 30, 2026. Ms. Oba has stated that her resignation was due to personal reasons and not due to any disagreement with the Company regarding its operations, policies, or practices.

Subsequently, at the Extraordinary General Meeting, the shareholders of the Company approved, among other things (i) the election of Mr. Hideaki Horikiri and Mr. Richard T. Vuu as the Company’s directors who are not members of the audit and supervisory committee, and (ii) the election of Mr. Lim Kien Loeng and Mr. Tommy Wang as the Company’s directors who are members of the audit and supervisory committee. The election became effective on September 30, 2026. The biographies of the four directors are included in the Convocation Notice attached hereto as Exhibit 99.1.

As of the date of this report, the Company’s board of directors is comprised of seven directors, including Mr. Hiroshi Furukawa, Mr. Hideaki Horikiri, Mr. Yoshinari Noguchi, Mr. Richard T. Vuu, Mr. Jong Han Rey Foo, Mr. Lim Kien Leong, and Mr. Tommy Wang. The audit and supervisory committee is comprised of Mr. Yoshinari Noguchi, Mr. Lim Kien Leong, and Mr. Tommy Wang.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended Articles of Incorporation of the Registrant (English Translation)
99.1	Convocation Notice of the Extraordinary General Meeting of Shareholders, dated September 15, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: November 5, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chairman, Chief Technology Officer, and Representative Director